DENARI & ASSOCIATES
Merchant Bankers

June 7, 2002

Mr. Robbie Lee
Chairman
VIDEO CITY, INC.
4800 Easton Drive, Suite 108
Bakersfield, CA 93309

Dear Robbie:

With regard to our recent discussions, we are pleased to submit the following proposal pursuant to which Denari & Associates ( “DA” ) would be prepared to render advisory services to your company, Video City, Inc. (including its subsidiaries and affiliates, the “Company” ). DA is prepared to render such services under the following terms and conditions:

1.    Services of DA .

1.1    Exclusive Banking Agent During the Term (as defined below) of this engagement, DA shall be the sole and exclusive banking agent for the Company. As banking agent, DA will introduce to the Company prospective acquirors of the Company. The services to be provided by DA shall include the following:

1.1.1    Reviewing available historical, current and projected financial data and other information regarding the Company and reviewing any other information DA deems relevant to enable it to conduct its due diligence investigation and analysis of the Company and the industry in which the Company operates.

1.1.2    Assisting the Company in developing , if applicable, a business plan(the “Business Plan” ) including the compilation and analysis of relevant information necessary for inclusion in the Business Plan, and including meeting with key management of the Company and the Company’s attorneys and accountants as necessary. The Business Plan will be in form and substance reasonably acceptable to DA.

1.1.3    Furnishing to prospective acquirors and partners the Business Plan, as amended and supplemented by the Company from time to time.

1.2    Additional Duties DA shall additionally provide assistance in the preparation of the Form S-1 Registration statement for the common stock of the Company’s current offering of Units, and in the filing of the appropriate documents required to allow the Company’s common stock to be traded on the Over The Counter Bulletin Board (OTCBB).

2.    Term . The term (the “Term” ) of the engagement of DA shall be six (6) months, commencing on the date on which this agreement is signed and returned to DA, and shall renew automatically thereafter from month to month until terminated in writing by either party upon seven (7) days advance written notice. Termination or expiration of DA’s engagement hereunder shall not affect the Company’s obligation to pay the out-of-pocket expenses and the retainer and transaction fees, as set forth below, nor to indemnify DA, also as set forth below. DADA

Corporate Office · 7850 White Lane, Suite E-140 · Bakersfield, California 93309 Telephone 661 / 665-2037 · Telefax 888 / 453-0953

June 7, 2002 Mr. Robbie Lee Page 2 of 7

3.    Furnishing Information by the Company . In connection with DA’s activities hereunder, the Company shall furnish DA with all information concerning the Company that DA reasonably deems appropriate or necessary and shall provide DA with reasonable access to the Company’s books and records and its officers, directors, advisors, agents, accountants and counsel. The Company will pay all expenses incurred in connection with furnishing such information to DA and the preparation and printing of the Business Plan, as well as its own accounting, legal, travel and other expenses incurred in connection with a Sale. The Company represents and warrants that all information, including but not limited to financial information and the information contained in the Business Plan, will be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are or will be made. The Company acknowledges and agrees that in rendering its services hereunder, DA will be using and relying on the information supplied to it by the Company without independent verification or independent appraisal of any of the Company’s assets and that DA’s obligation to provide services hereunder is subject to the accuracy and completeness of such information (including projections) in all material respects. The Company further acknowledges and agrees that in evaluating the Company, DA may, in its sole discretion, use additional information contained in public reports or other information furnished by third parties, and DA does not assume responsibility for the accuracy or completeness of any information furnished to it by the Company or any such third parties or public reports. The Company shall review all material containing non-public information used by DA prior to submission to any third party.

4.    Best Efforts . Each of the parties hereto agrees to use its best efforts to diligently perform all of its obligations hereunder, including the preparation of the Business Plan. The Company expressly acknowledges that DA’s obligations hereunder are on a best efforts basis only and that execution of this engagement letter does not ensure the successful arrangement or completion of a Sale. DA shall act as an independent contractor to the Company, and the Company acknowledges and agrees that DA assumes no responsibilities of a fiduciary to the Company, its directors or its shareholders in connection with the performance of its services hereunder.

5.    Fees and Expenses . For its services, DA shall receive the following fees and expense payments or reimbursements:

5.1    Retainer . During the Term, the Company will pay DA a nonrefundable monthly retainer fee of Four Thousand Dollars ($4,000). The first monthly retainer fee shall be due on the date on which this agreement is signed and returned to DA. Each additional payment shall be due on the appropriate 30 th day increment from the initial payment. Should a Sale occur before the end of the Term, the Success Fee (described below) shall be paid at the close of the Sale.

5.2    Success Fee .

5.2.1    If any acquisition or Sale (as hereinafter defined) is transacted during the Term of this agreement, the Company will pay or cause to be paid to DA a fee (the “Sale Success Fee” ) equal to:
six percent (6%) of the total consideration from the transaction on total consideration (prior to any expenses, fees, escrow or other set-asides) up to ten million dollars ($10,000,000), plus five percent (5%) of the total consideration from the transaction on total consideration (prior to any expenses, fees, escrow or other set-asides) of between ten million and one dollars ($10,000,001) and fifteen million dollars ($15,000,000), plus

Corporate Office · 7850 White Lane, Suite E-140 · Bakersfield, California 93309 Telephone 661 / 665-2037 · Telefax 888 / 453-0953

June 7, 2002 Mr. Robbie Lee Page 3 of 7

three percent (3%) of the total consideration from the transaction on total consideration (prior to any expenses, fees, escrow or other set-asides) of between fifteen million and one dollars ($15,000,001) and twenty million dollars ($20,000,000), plus two percent (2%) of the total consideration from the transaction on total consideration (prior to any expenses, fees, escrow or other set-asides) exceeding twenty million dollars ($20,000,000).

Total consideration from the transaction shall include all cash paid, installment notes and/or securities issued, any shareholder indebtedness cancelled, any assets retained or distributed to shareholders, as a dividend or otherwise, after the date hereof (other than regularly scheduled cash dividends out of retained earnings consistent with the Company’s prior practices) and any other form of payment made by the Company in connection with or arising from an acquisition or to the Company, its shareholders or its creditors in connection with or arising from the Sale, including any contingent payments, consideration to be paid in the form of earn outs, equity appreciation rights, covenant not to compete payments, marketing agreements, royalties, employment or consulting contracts (except for such employment or consulting fees paid for actual work performed subsequent to the closing) and other similar compensation arrangements arising from a Sale transaction, any consideration placed in escrow and the amount of any indebtedness remaining or assumed on the Company’s financial statements at the time of closing.

For purposes of this agreement, the term “Sale” means, whether effected in one transaction or a series of transactions, (i) any merger, consolidation, reorganization or other business combination pursuant to which a portion of the business of the Company is combined with that of any party, (ii) the acquisition, directly or indirectly, by any party or parties of fifty percent (50%) or more of any class of the outstanding capital stock of the Company by way of an exchange offer, purchase or other means, including the right to acquire such capital stock in the future, or (iii) the acquisition, directly or indirectly, by any party or parties of a portion of the assets of, or of any right to all or a substantial portion of the revenues or income of, the Company, by way of a purchase, lease, license, exchange, joint venture or other means.

The Sale Success Fee due under this Section shall be fully due and payable at the closing of any acquisition or Sale transaction, even if part or all of the consideration is received in the form of an installment sale or is otherwise payable after the closing date; provided, however, that the portion of the Sale Success Fee due under this Section attributable to earn-outs or equity appreciation rights shall be due and payable as and when such compensation is received by the Company, its shareholders and/or its creditors. If part or all of the consideration in any acquisition or Sale transaction is received in the form of securities rather than cash, such that the full amount of the fee cannot be paid at closing in cash, then DA shall receive a correspondingly proportionate amount of its Sale Success Fee due under this Section in the form of consideration received by the Company, whether securities, installment payments, or other forms. Alternatively, at DA’s election, if the consideration consists of any security, the value of such security shall be determined as of the date of closing, and the value thereof for purposes of calculating DA’s Sale Success Fee shall be based upon the public market (i.e., the closing stock market price upon the day of closing) or, if there is no public market, by mutual agreement of DA and the Company on the closing date.

5.2.2    DA shall be entitled to a Success Fee or a Sale Success Fee, as the case may be, during the Term of this agreement even if (i) a buyer, investor or partner approached or approaches the Company, or has been approached by the Company, prior to or during the Term of this agreement directly or through an intermediary other than DA including any other investor in the Company or (ii) DA has not approached a buyer, investor or partner because the Company has asked DA to refrain from making such contact.

Corporate Office · 7850 White Lane, Suite E-140 · Bakersfield, California 93309 Telephone 661 / 665-2037 · Telefax 888 / 453-0953

June 7, 2002 Mr. Robbie Lee Page 4 of 7

5.3    Expenses . The Company shall pay within ten (10) days of a written request by DA all of DA’s out-of-pocket expenses incurred in carrying out its duties under this agreement, including, without limitation, all printing, mailing, reproduction, word processing, travel and lodging expenses, reasonable fees and disbursements of DA’s counsel, and fees and disbursements of other contractors, affiliates, consultants and advisors retained by DA. These expenses shall be paid upon request from time to time, whether or not any transaction covered by this agreement occurs, provided that such expenses shall not exceed in the aggregate Five Thousand Dollars ($5,000) without the Company’s prior consent.

5.4    Follow On Transaction . If at any time within twelve (12) months following the date of the initial closing of any acquisition or sale, the Company (or a successor thereto) or any of its affiliates subsequently completes any separate acquisition, sale, merger or other similar transaction not provided for under the terms and conditions of this agreement with any parties participating in the first Sale Success Fee (as defined above) of on the total consideration of such, acquisition, Sale, merger or similar transaction, as the case may be.

5.5    Post-Termination Rights . If the Company does not complete an acquisition or Sale pursuant to this agreement, and within twelve (12) months following the termination or expiration of DA’s engagement hereunder the Company (or a successor thereto) or any of its affiliates consummates an acquisition, Sale or other transaction with any party to whom DA has presented a proposal pursuant to this agreement or to whom the Company was introduced by DA the Company (or its successor or affiliates) shall pay to DA a Sale Success Fee, as applicable with respect to such acquisition, Sale or other transaction. For this purpose, within thirty (30) days after the termination or expiration of DA’s engagement hereunder, DA shall provide the Company with a list of all such parties.

6.    Indemnification .

6.1    Indemnification of DA Parties . The Company shall indemnify and hold harmless DA and its respective directors, officers, agents, employees, independent contractors, affiliates, counsel and controlling persons (within the meaning of the Securities Act of 1933) against any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) relating to or arising out of this engagement, and shall reimburse DA and each other person indemnified hereunder for all legal and other expenses as incurred in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding in connection with pending or threatened litigation in which DA or any of its directors, officers, agents, employees, independent contractors, affiliates, counsel and controlling persons is a party; provided, however, that the Company shall not be liable in any such case for losses, claims, damages, liabilities or expenses that a court of competent jurisdiction shall have found in a final judgment to have arisen from the negligence, gross negligence, malfeasance or willful misconduct of DA or the party claiming a right to indemnification.

Corporate Office · 7850 White Lane, Suite E-140 · Bakersfield, California 93309 Telephone 661 / 665-2037 · Telefax 888 / 453-0953

June 7, 2002 Mr. Robbie Lee Page 5 of 7

6.2    Indemnification Procedure . If any proceeding shall be instituted involving any person in respect of whom indemnity may be sought, such person (the “Indemnified Party” ) shall promptly notify the “Indemnitor” and, upon request of the Indemnified Party, the Indemnitor shall retain counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party and shall pay as incurred the fees and expenses of such counsel related to such proceeding. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel at its own expense, except that the Indemnitor shall pay as incurred the fees and expenses of such counsel if (i) the Indemnitor and the Indemnified Party shall have mutually agreed to the retention of such counsel or, (ii) the named parties to any such proceeding (including any impleaded parties) include both the Indemnitor and the Indemnified Party and representation of both parties by the same counsel would be inappropriate, in the reasonable opinion of the Indemnified Party, due to actual or potential differing interests between them. In no event shall the Indemnitor be liable for the fees and expenses of more than one counsel for all Indemnified Parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. The Indemnitor shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment, the Indemnitor agrees to indemnify the Indemnified Party to the extent set forth in this Section.

6.3    Contribution . If a claim for indemnification under this Section is determined to be unenforceable by a final judgment of a court of competent jurisdiction, then the Indemnitor shall contribute to the aggregate losses, claims, damages or liabilities to which the Indemnified Party or its officers, directors, agents, employees or controlling persons may be subject in such amount as is appropriate to reflect the relative benefits received by each of the Indemnitor and the party seeking contribution on the one hand and the relative faults of the Indemnitor and the party seeking contribution on the other, as well as any relevant equitable considerations, provided, however, that no person adjudged guilty of fraudulent misrepresentation (within the meaning of paragraph 11(f) of the Securities Act of 1933) in a final judicial determination shall be entitled to contribution from the Indemnitor.

6.4    Continued Effect; Other Remedies . The provisions of this Section shall survive the termination of DA’s engagement hereunder and shall be binding upon the Company’s successors, assigns and affiliates. The indemnity herein provided shall not be exclusive, but shall be cumulative and in addition to any other remedies which the Indemnified Party may otherwise have, at law or in equity.

7.    Exclusivity . The Company agrees that they will not, at any time during the Term, institute, continue or maintain negotiations with any other person, firm or corporation with respect to any Sale, including any financing, sale of stock, business or assets of the Company or any of its affiliates except for (i) extensions of credit in the ordinary course of business and (ii) obligations from a bank, credit union, finance company or similar financial institution.

8.    Miscellaneous .

8.1    Resolution of Disputes . DA and the Company will attempt to settle any dispute claim or controversy arising out of this Agreement through consultation and negotiation in good faith and a spirit of mutual cooperation. If those attempts fail, then the dispute will be mediated by a mutually acceptable mediator to be chosen by DA and the Company within 15 days after written notice from either party demanding mediation. Neither party may unreasonably withhold consent to the selection of a mediator, and the parties will share the costs of mediation equally. Any dispute or claim which the parties cannot resolve through negotiation or mediation within 90 days of the date of the initial demand for it by one of the parties shall then be submitted to binding arbitration using a single arbitrator in Los Angeles County, California and administered by Judicial Arbitration and Mediation Services, Inc./Endispute ( “JAMS” ). The use of mediation will not be construed under the doctrine of latches, waiver or estoppel to affect adversely the rights of either party. Any party requesting arbitration shall serve a written demand for arbitration on the other party in dispute. The demand shall state the nature of the dispute, the amount involved and the remedies sought. The parties shall select the arbitrator pursuant to JAMS’ rules. Judgment upon any award rendered by the arbitrator may be entered by any state or federal court having jurisdiction thereof. Notwithstanding the foregoing, either party may seek equitable relief by court action, before or after instituting arbitration or mediation, including without limitation seeking and obtaining temporary restraining orders, injunctions, or other provisional or ancillary remedies, and the institution and maintenance of any such action shall not constitute a waiver of the right to arbitrate the controversy or claim. The arbitrator shall award the costs and expenses of arbitration, including attorneys’ fees, to the prevailing party as part of his or her award, in addition to all other relief granted.

Corporate Office · 7850 White Lane, Suite E-140 · Bakersfield, California 93309 Telephone 661 / 665-2037 · Telefax 888 / 453-0953

June 7, 2002 Mr. Robbie Lee Page 6 of 7

8.2    Attorneys’ Fees . In any legal action, arbitration or other proceeding relating to this agreement, the prevailing party shall be entitled to recover its costs and reasonable attorneys’ fees and other costs incurred in that action, arbitration or proceeding, in addition to any other relief to which it may be entitled.

8.3    Confidentiality . Except for furnishing the Business Plan and other related information to prospective investors and financial sources as contemplated by this letter, DA will use its best efforts to preserve the confidentiality of the information concerning the Company provided to DA. Any advice or material, either oral or written, provided to the Company by DA pursuant to and including this agreement shall be treated by the Company as confidential and shall not be publicly disclosed or made available to third parties without the prior written consent of DA.

8.4    Definition of Affiliate . As used herein, the term “affiliate” shall mean any person, group, corporation or entity which directly or indirectly is controlled by, under common control with, or owned to the extent of 10% or more by the Company. “Control” means the right or power to direct management or policies.

8.5    Governing Law . This agreement shall be governed by the internal laws of the State of California, without reference to its choice-of-law rules.

8.6    Binding Effect . This agreement and all rights and obligations hereunder shall be binding upon and inure to the benefit of each party’s successors and assigns and may not be assigned by the Company without DA’s prior written consent. All representations and warranties contained herein shall remain in full force and effect regardless of any investigation made by a party and shall survive the completion of any transaction herein and/or the expiration of the Term of this agreement.

8.7    Severability . This agreement has been drafted jointly by the parties, and, in the event of any ambiguities in the language hereof, there shall be no inference drawn in favor of or against either party. If any provision of this agreement as applied to either party or to any circumstances shall be adjudged by a court of competent jurisdiction to be void or unenforceable, the same shall in no way affect any other provision of this agreement or the validity or enforceability of this agreement.

8.8    Entire Agreement . This agreement comprises the entire agreement between the parties and supersedes all prior or contemporaneous understandings and agreements, whether oral or in writing, between the parties with respect to the subject matter hereof. This agreement may not be amended or modified except in a writing signed by both parties.

Corporate Office · 7850 White Lane, Suite E-140 · Bakersfield, California 93309 Telephone 661 / 665-2037 · Telefax 888 / 453-0953

June 7, 2002 Mr. Robbie Lee Page 7 of 7

If this letter correctly sets forth our agreement on the matters covered herein, please so indicate by signing the enclosed copy of this letter in the space indicated and returning it to DA, whereupon this letter will constitute a legally binding agreement between us. This agreement may be executed by manual or facsimile signature, and in counterparts, each of which shall be deemed an original and which shall together constitute one agreement.

Very truly yours,

DENARI & ASSOCIATES

Date:	By:	Timothy Denari
President
Title

Agreed to and accepted this
day of _____________, 2002

VIDEO CITY, INC.

By:    _________________________

Print Name:    _________________________    Title:______________________

Corporate Office · 7850 White Lane, Suite E-140 · Bakersfield, California 93309 Telephone 661 / 665-2037 · Telefax 888 / 453-0953